Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for November 2019

Santiago, Chile, December 9, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for November 2019 compared with the same period of 2018.

System passenger traffic increased 3.3%, while capacity rose by 4.0%. As a result, the Company’s load factor for the month fell 0.6 percentage points to 82.6%. International passenger traffic accounted for approximately 51% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	November				Year to Date by November
	2019	2018	% Change		2019	2018	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,409	10,080	3.3%		113,529	108,494	4.6%
DOMESTIC SSC (1)	1,940	1,858	4.4%		20,123	18,342	9.7%
DOMESTIC BRAZIL (2)	3,148	2,642	19.1%		29,925	27,703	8.0%
INTERNATIONAL (3)	5,321	5,580	-4.6%		63,480	62,449	1.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,601	12,111	4.0%		135,959	130,583	4.1%
DOMESTIC SSC (1)	2,458	2,228	10.3%		24,852	22,373	11.1%
DOMESTIC BRAZIL (2)	3,743	3,151	18.8%		36,456	34,251	6.4%
INTERNATIONAL (3)	6,400	6,732	-4.9%		74,650	73,959	0.9%

PASSENGER LOAD FACTOR
SYSTEM	82.6%	83.2%	-0.6	pp	83.5%	83.1%	0.4	pp
DOMESTIC SSC (1)	78.9%	83.4%	-4.5	pp	81.0%	82.0%	-1.0	pp
DOMESTIC BRAZIL (2)	84.1%	83.8%	0.3	pp	82.1%	80.9%	1.2	pp
INTERNATIONAL (3)	83.1%	82.9%	0.3	pp	85.0%	84.4%	0.6	pp

PASSENGERS BOARDED (thousand)
SYSTEM	6,538	5,996	9.0%		67,319	62,638	7.5%
DOMESTIC SSC (1)	2,373	2,185	8.6%		24,224	21,745	11.4%
DOMESTIC BRAZIL (2)	2,946	2,464	19.6%		28,192	25,861	9.0%
INTERNATIONAL (3)	1,219	1,347	-9.5%		14,902	15,032	-0.9%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	321	312	2.9%		3,221	3,267	-1.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	561	541	3.5%		5,824	5,938	-1.9%

CARGO LOAD FACTOR
SYSTEM	57.3%	57.6%	-0.4	pp	55.3%	55.0%	0.3	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-2525

www.latamairlinesgroup.net

About LATAM Airlines Group S.A

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,300 flights per day and transporting over 72 million passengers per year.

LATAM Airlines Group has 327 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.